EXHIBIT 22.1

CORPORATION	OWNED BY	PERCENTAGE OF VOTING SECURITIES OWNED	STATE OR JURISDICTION OF INCORPORATION

SUBSIDIARIES OF REGISTRANT:

Butler Service Group, Inc.	Registrant	100	New Jersey
AAC Corp.	Registrant	100	Delaware
Sylvan Insurance Co. Ltd.	Registrant	100	Bermuda
Butler Airport Services, Corp.	Registrant	100	Maryland
Butler of New Jersey Realty Corp.	Registrant	100	New Jersey

BUTLER SERVICE GROUP, INC. ("BSG") SUBSIDIARIES:

Butler Service Group-UK, Ltd.	BSG	100	United Kingdom
Butler Airport Services, Ltd.	BSG	100	United Kingdom
Butler Services International, Inc.	BSG	100	Delaware
Butler Telecom, Inc.	BSG	100	Delaware
Butler Services, Inc.	BSG	100	Delaware
Butler Utility Services, Inc.	BSG	100	Delaware
Butler Technical Services India Private Limited	BSG	100	India